SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

HERLEY INDUSTRIES, INC.

(Name of Subject Company)

HERLEY INDUSTRIES, INC.

 (Name of Person(s) Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

427398102

 (CUSIP Number of Class of Securities)

John A. Thonet

Chairman of the Board

Herley Industries, Inc.

3061 Industry Drive

 Lancaster, Pennsylvania 17603

 (717) 735-8117

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Keith E. Gottfried, Esq.

Francis E. Dehel, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103-6998

(215) 569-5500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2011, as amended by Amendment No. 1 filed on March 8, 2011 and Amendment No. 2 filed on March 8, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Herley Industries, Inc. (the “Company”). The Schedule 14D-9 relates to the tender offer by Lanza Acquisition Co., a Delaware corporation and an indirect, wholly-owned subsidiary (“Merger Sub”) of Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of the common stock, par value $0.10 per share, of the Company pursuant to an Agreement and Plan of Merger, dated as of February 7, 2011, by and among Parent, Merger Sub and the Company, for, $19.00 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2011, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2), to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 (Additional Information) of the Schedule 14D-9 is hereby further amended and supplemented by adding the following text at the end of Item 8:

“Announcement of Results of Initial Offering Period; Commencement of Subsequent Offering Period

The initial offering period of the Offer expired at 12:00 midnight, New York City time, on March 24, 2011 (which was the end of day on March 24, 2011). Based on the information provided to Parent by Wells Fargo Bank, National Association, the depositary for the Offer (the “Depositary”), as of the expiration of the initial offering period, a total of approximately 12,922,538 Shares were validly tendered and not properly withdrawn, representing approximately 91.5% of the Shares outstanding.  The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All Shares that were validly tendered and not properly withdrawn during the initial offering period (including Shares tendered to the depositary pursuant to the Offer’s guaranteed delivery procedure) have been accepted for payment and will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.

The Depositary has also advised Parent that it has received commitments to tender approximately 302,994 additional Shares under the guaranteed delivery procedures described in the Offer, representing approximately 2.1% of the Shares outstanding.

Parent has commenced, through Merger Sub, a subsequent offering period of the Offer for all remaining untendered Shares pursuant to Rule 14d-11 of the Exchange Act. The subsequent offering period will expire at 12:00 midnight (New York City time) on March 29, 2011 (which is the end of day on March 29, 2011), unless extended. Any Shares properly tendered during the subsequent offering period will be immediately accepted for payment, and tendering stockholders will be paid $19.00 per Share in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the initial offering period. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same Offer Price paid during the initial offering period. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period.

On March 25, 2011, Parent issued a press release announcing the results of the initial offering period of the Offer and the commencement of the subsequent offering period, a copy of which is filed as Exhibit (a)(16) to this Statement and is incorporated herein by reference.”

Item 9.           Exhibits.

Item 9 captioned “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“Exhibit (a)(16)

Press Release, dated as of March 25, 2011, of Kratos Defense & Security Solutions, Inc. (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 4 to the Schedule TO filed by Kratos Defense & Security Solutions, Inc. and Lanza Acquisition Co.)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ JOHN A. THONET
Name:	John A. Thonet
Title:	Chairman of the Board

Date: March 25, 2011

Exhibit Index

Exhibit No.	Description
Exhibit (a)(16)

Press Release, dated as of March 25, 2011, of Kratos Defense & Security Solutions, Inc. (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 4 to the Schedule TO filed by Kratos Defense & Security Solutions, Inc. and Lanza Acquisition Co.)